August 26, 2020

VIA EDGAR

Ms. Deborah O’Neal

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.

Registration Statement on Form N-2

Pre-Effective Amendment No. 2

Filed August 26, 2020

File No. 333-239839

Dear Ms. O’Neal and Ms. Fettig:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Great Elm Capital Corp. (the “Company”) respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File No. 333-239839) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on Friday, August 28, 2020 or as soon thereafter as practicable. The Company respectfully requests that you notify Rory T. Hood of Jones Day of such effectiveness by a telephone call to (212) 326-3814.

Should you have any questions regarding this request, please contact Mr. Hood at (212) 326-3814 or by email: rhood@jonesday.com. Thank you for your continued attention to this matter.

Very truly yours,

Great Elm Capital Corp.

By:	/s/ Adam M. Kleinman
Name:	Adam M. Kleinman
Title:	Chief Compliance Officer and Secretary

cc:	Rory T. Hood

Jones Day